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Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: Advance PCS
Subject Company Commission File No.: 000-21447

On September 3, 2003, Caremark Rx, Inc. and AdvancePCS made the following presentation to the investment community:

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Caremark Rx, Inc.
AdvancePCS

Investor Presentation

September 3, 2003

[LOGO]	[LOGO]

Forward Looking Statements

Certain statements contained in this presentation constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger and expected synergies, and anticipated future financial and operating performance and results.  As such, they involve risks and uncertainties.  A discussion of a number of important factors and assumptions regarding these statements and risks involved is contained in the Company’s most recent filings with the Securities and Exchange Commission.  These risks, as well as risks associated with the contemplated acquisition of AdvancePCS, will also be more fully described in the section entitled “Risk Factors” to be contained in the Company’s Registration Statement on Form S-4 which will be filed with the Securities and Exchange Commission prior to the consummation of the acquisition.

This presentation includes certain non-GAAP financial measures as defined under SEC rules.  As required by SEC rules, we have provided certain supplemental information at the Caremark Rx website at http://www.caremarkrx.com/investor under Financial and Market Information/Fundamentals (applicable slides are footnoted).

Agenda

•                  Introduction

•                  Transaction Overview

•                  Industry Dynamics

•                  Combination Benefits

•                  Financial Overview

•                  Q&A

Agenda

•                  Introduction

•                  Transaction Overview

•                  Industry Dynamics

•                  Combination Benefits

•                  Financial Overview

•                  Q&A

Key Transaction Terms

Per share consideration:	Value equivalent to 2.15 Caremark shares per AdvancePCS share
Consideration mix:	90% stock / 10% cash
Transaction value:	$5.6 billion equity value; $5.8 billion enterprise value
Transaction structure:	Tax-free reorganization, excluding cash component
Conditions to closing:	• Caremark and AdvancePCS stockholder approval • Customary regulatory approvals and closing conditions
Timing:	2004
Pro forma ownership: (1)	58% Caremark / 42% AdvancePCS

(1)  Based on estimated pro forma shares outstanding of 471.7 million

Executive Leadership

Management Team

•                  Mac Crawford, Chairman & Chief Executive Officer

•                  A.D. Frazier, President & Chief Operating Officer

•                  Howard McLure, EVP & Chief Financial Officer

Board Composition

•                  Existing Caremark board will be expanded to include three directors proposed by AdvancePCS

Agenda

•                  Introduction

•                  Transaction Overview

•                  Industry Dynamics

•                  Combination Benefits

•                  Financial Overview

•                  Q&A

Industry Trends

•                  Total U.S. drug spend is growing at a rate of 14%, and is expected to account for 13% of U.S. healthcare expenditures by 2007*

•                  Increases in volume and price as well as a shift to higher cost drugs are driving drug spend growth

•                  Large number of brand drugs losing patent protection in future

•                  Specialty disease drug spend is the fastest growing share of total drug spend

•                  Growing approximately 50% faster than the drug market as a whole

•                  Estimated biotech spending CAGR of 21% from 2000-2005

•                  Over 400 specialty disease products currently in pipeline

•                  Patients representing less than 5% of the population have chronic diseases, but represent up to 50% of total medical costs**

* Source: CMS; Company estimates; equity research estimates

** AdvancePCS Specialty Benefit Mangement

Competitive Landscape

Many companies offer solutions to control the rising cost of prescription drugs

Pharmacy and Healthcare Cost Management

Independent PBMs

Health Plan PBMs

Retail Pharmacies

Claims Processors

Pharmaceutical Wholesalers

Disease Management Companies

Institutional Distributors

Specialty Pharmacies

Retail Chain Pharmacy PBMs

PBMs are a Solution to Rising Drug Costs

[CHART]

Source:                  GAO analysis of plan prices from three FEHBP plans and cash-paying customer prices at 36 pharmacies in California, North Dakota and the Washington, D.C. area

Agenda

•                  Introduction

•                  Transaction Overview

•                  Industry Dynamics

•                  Combination Benefits

•                  Financial Overview

•                  Q&A

Strategic Benefits

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Enhanced provider of health management solutions

•

Highly complementary businesses

•

Increased customer diversity

•

Recognized expertise in mail service and retail programs

	=>		•

Broader specialty programs

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Comprehensive disease management solutions

•

Expertise in driving preference for mail service and generic substitution

•

“Best-in-class” customer service

•

Strong financial profile

		•	Significant growth opportunities

Complementary Customer Mix

Caremark will apply best practices from both organizations to focus on the particular needs of clients within each client segment

Caremark

[CHART]		Combined (1)
=>
AdvancePCS (1)		[CHART]

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(1) Excludes AdvancePCS cash card and rebate utility scripts

Note: Based on adjusted scripts for quarter ending March 31, 2003

Enhanced Customer Value

Expanded size and scope expected to provide enhanced value for clients

•                  Caremark will be in a position to offer enhanced value for clients as a large, diversified, independent PBM

•                  Combined companies processed over 600 million prescriptions in the twelve months ended June 30, 2003 and serve approximately 70 million lives (1)

•                  Increased ability to help clients manage drug spend through cross-selling innovative techniques and broad program offerings

•                  Clinical programs

•                  Specialty pharmacy services

•                  Disease management

•                  Continue to strengthen a “best in class” customer service organization

•                  Dedicated, strong account services leaders and teams will remain intact

(1) Excludes AdvancePCS cash card and rebate utility

Broader Choice and Convenience for Customers

[GRAPHIC]

Note:                   Blue symbol represents AdvancePCS facility

Red symbol represents Caremark facility

Premier Specialty Programs

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•	25 years of experience		•	TheraCom key therapies:
•	Key therapies:			•	Pulmonary hypertension
	•	Hemophilia		•	Gaucher disease
	•	Growth Hor6one		•	Fabry disease
	•	Multiple Sclerosis		•	Hurler’s syndrome
	•	Hepatitis C		•	Multiple Sclerosis
	•	RSV

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•                  Expanded specialty product line

•                  Access to large managed care client base for pull through of specialty products

Complementary Disease Management

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•	CarePatterns Programs:		•	Accordant Health:
	•	Asthma *		•	Seizures*
	•	Pediatric Asthma		•	RA*
	•	CAD *		•	Parkinson’s*
	•	CHF *		•	Scleroderma*
	•	COPD		•	Hemophilia*
	•	Diabetes *		•	Sickle cell anemia*
	•	Ulcer		•	Systemic lupus*
	•	Hemophilia		•	ALS*
				•	Dermatomyositis*
				•	Cystic fibrosis*
				•	Gaucher*
				•	Multiple Sclerosis*
				•	Polymyositis*
				•	CIDP*
				•	Myasthenia gravis*

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Combining AdvancePCS’ focus on rare diseases with Caremark’s focus on high frequency, chronic conditions creates a comprehensive set of disease management solutions to benefit the customer

* NCQA Accreditation

Enhanced Mail Order Opportunity

•                  Transaction expected to expand opportunities for further penetration of mail order services

•                  Increases safety, compliance and convenience

•                  Provides savings for clients and members

•                  Consistent technology in each company’s state of the art mail facilities

Mail Penetration Rates (1),(2)

[CHART]

(1)                                  Caremark and AdvancePCS company reports

(2)                                  Mail Penetration is defined as mail scripts processed divided by mail scripts processed plus retail scripts processed.  Mail scripts are multiplied by three in this analysis to put them on an equivalent basis with retail scripts processed.

Agenda

•                  Introduction

•                  Transaction Overview

•                  Industry Dynamics

•                  Combination Benefits

•                  Financial Overview

•                  Q&A

Overview of Expected Financial Benefits

•                  The two companies generated $23 billion in revenue and $876 million in EBITDA for the twelve months ended June 30, 2003

•                  Expected to be accretive to Caremark Rx EPS in the near term

•                  $125 million in expected synergies with a majority coming through purchasing efficiencies

•                  The combined company is anticipated to have a strong balance sheet with favorable leverage levels and positive credit outlook

Note: Slide contains Non-GAAP financial measure(s).  See supplemental information at www.caremarkrx.com/investor

Key Financials

For the twelve months ended June 30, 2003
(In millions, except earnings per share)

	Caremark Rx	AdvancePCS

Net revenue	$7,933	$14,680
EBITDA	489	387
Pre-tax income from continuing ops	407	300
Income from continuing operations*	244	181
Average shares outstanding	263	97
EPS*	$0.93	$1.87
Mail Prescriptions filled	22	16
Retail Prescriptions filled	81	492

*                 Using a 40% tax rate for Caremark Rx for all periods

Source: Caremark Rx and AdvancePCS SEC filings

Note: Slide contains Non-GAAP financial measure(s). See supplemental information at www.caremarkrx.com/investor

As of June 30, 2003

(In millions, except ratios)

	Caremark Rx		AdvancePCS
Cash	$526		$139
Debt	697		388
LTM EBITDA	489		387
LTM Interest expense, net	45		37
Debt / EBITDA	1.4	x	1.0	x
Net debt / EBITDA	0.4	x	0.6	x
EBITDA / Interest expense, net	10.9	x	10.5	x

Source: Caremark Rx and AdvancePCS SEC filings

Note: Slide contains Non-GAAP financial measure(s). See supplemental information at www.caremarkrx.com/investor

Transaction Summary

•      Enhanced provider of health management solutions

•      Highly complementary businesses

•     Increased customer diversity with over 600 million prescriptions in the twelve months ended June 30, 2003

•     Expanded distribution strengths

•     Broader specialty pharmaceutical and disease management programs

•      Expanded mail order platform

•      Strong financial profile and expected to be accretive to earnings in the near term

•      Significant growth opportunities

Strategic Summary

Caremark, AdvancePCS and other PBMs play a vital role in the U.S. healthcare system by providing innovative pharmaceutical care programs that enhance the quality of life and health for consumers, while reducing cost.  PBMs drive down pharmaceutical costs by employing sophisticated clinical programs, obtaining volume discounts and promoting the use of less expensive generic drugs, thereby passing the savings onto customers.  By offering both retail and mail order services, plan participants also enjoy greater convenience and flexibility in meeting their pharmacy needs.  The value, benefit, convenience and cost savings that PBMs accomplish have accounted for strong demand for their services.

Additional Information

Caremark intends to file with the S.E.C. a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction.  Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction.  Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the S.E.C. at the S.E.C.’s website at www.sec.gov.  A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction.  Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders.  Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS’s fiscal 2003 10K-A Amendment No. 2.  Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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The Caremark

Difference

On September 3, 2003, Caremark Rx, Inc. placed the following information concerning the proposed transaction with AdvancePCS on its website:

Caremark Rx, Inc.
Supplemental Presentation of Information Required by Regulation G
Investor Presentation Concerning the Planned Acquisition of AdvancePCS
September 3, 2003

The following information is provided pursuant to Securities and Exchange Commission Regulation G in conjunction with our presentation of certain non-GAAP financial measures, as defined therein, in our September 3, 2003, presentation to investors made in conjunction with our announcement of our intent to acquire AdvancePCS. This presentation was broadcast live over the Internet, and instructions for accessing a replay of this presentation are available at http://www.caremarkrx.com/investor.

Slide: Overview of Expected Financial Benefits

  This slide presents a total for the combined EBITDA of Caremark Rx, Inc. (we, our, us or Caremark) and AdvancePCS for the twelve months ended June 30, 2003. EBITDA is a non-GAAP financial measure, and reconciliations of EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP for each company are as follows.

  Caremark Rx, Inc.

  We believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate a company's overall operating performance, its ability to incur and service debt and its capacity for making capital expenditures. We use EBITDA, in addition to operating income and cash flows from operating activities, to assess our performance and believe that it is important for investors to be able to evaluate our company using the same measures used by our management. EBITDA can be reconciled to net cash provided by continuing operations, which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows (in thousands):

Twelve Months Ended June 30, 2003
Operating income (EBIT)	$452,063
Depreciation and amortization	36,559

EBITDA	488,622
Cash interest payments, net of interest income	(42,945)
Cash tax payments, net of refunds	(12,844)
Other non-cash expenses	1,604
Other changes in operating assets and liabilities, net of acquisitions and disposals of businesses	54,450

Net cash provided by continuing operations	$488,887

  EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under GAAP. The items excluded from EBITDA are significant components of our statement of income and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA and the associated year-to-year trends should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

  AdvancePCS1

  EBITDA is a supplemental measure used to evaluate a company's ability to incur and service indebtedness and capacity for making capital expenditures. EBITDA does not represent funds available for discretionary use and should not be considered as an alternative to net income or cash flow from operating activities measured under GAAP or as a measure of liquidity. In addition, AdvancePCS's calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies. AdvancePCS believes that net cash provided by operating activities is the most directly comparable financial measure calculated and presented in accordance with GAAP.

(1)
Derived from information contained in AdvancePCS's Form 8-K filed with the Securities and Exchange Commission on July 23, 2003, pursuant to Item 12 thereof, and in AdvancePCS's Form 10-K/A for the fiscal year ended March 31, 2003.

  However, AdvancePCS has reconciled EBITDA to net income as well as net cash provided by operating activities in the following table (in thousands):

Twelve Months Ended June 30, 2003
Net income	$181,429
Add:
Interest expense, net	37,125
Income taxes	118,453
Depreciation and amortization	49,950

EBITDA	$386,957

Current income taxes	(118,453)
Interest expense, net	(37,125)
Undistributed loss from JV	(5,575)
Other adjustments to reconcile net income to net cash provided by operating activities	94,781

Net cash provided by operating activities	$320,585

Slide: Key Financials

  This slide presents the non-GAAP measurement "EBITDA." See "Slide: Overview of Expected Financial Benefits" above for a reconciliation of EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP for each company.

  Additionally, this slide presents Caremark's "Income from continuing operations" and "EPS" (income from continuing operations per common share—diluted) with a provision for income taxes computed using a 40% tax rate, although the actual amount reported by Caremark for this period was a net benefit from income taxes of $418 million. In the fourth quarter of 2002, we reduced the valuation allowance on our net deferred income tax asset to reflect a change in management's assessment of the amount expected to be utilized to offset future amounts of taxable income. This change resulted in our recording the provision for income taxes at a rate approximating 40% beginning in 2003, as opposed to the approximately 7.5% rate used from 1999 through the third quarter of 2002. This change has no impact on the actual taxes we expect to pay. We have included a non-GAAP calculation of income from continuing operations and EPS for the twelve months ended June 30, 2003, as if we had reduced this valuation allowance prior to the third quarter of 2002 to enable investors to more easily compare income from continuing operations and

  EPS for this period to amounts reported by AdvancePCS. GAAP income from continuing operations and EPS can be reconciled to the non-GAAP measures as follows (in thousands):

	Twelve Months Ended June 30, 2003
	GAAP Measure	Reconciling Items		Non-GAAP Measure
Income from continuing operations before provision for (benefit from) income taxes	407,143	—		407,143
Provision for (benefit from) income taxes	(418,210)	581,067	(1)	162,857

Income from continuing operations	825,353	(581,067)		244,286

Average number of shares outstanding — diluted	262,781	—		262,781

EPS	$3.14			$0.93

  (1)
  Represents primarily the elimination of the $520 million deferred tax benefit recorded in the fourth quarter of 2002. The remaining amount results from applying the 40% tax rate to income from continuing operations for the six month period ended December 31, 2002. The actual rate applied to income from continuing operations during this period was approximately 7.5%.

  Additionally, since AdvancePCS did not report a discontinued operation during the period, AdvancePCS's total for "Pre-tax income from continuing ops" equals their GAAP income before provision for income taxes. Similarly, AdvancePCS's total for "Income from continuing operations" equals their GAAP net income, and "EPS" equals their GAAP diluted net income per share.

  This slide presents the non-GAAP measurement "EBITDA." See "Slide: Overview of Expected Financial Benefits" above for a reconciliation of EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP for each of these companies.

  Net debt is a non-GAAP financial measure and equals total indebtedness minus cash and cash equivalents. We use net debt as the numerator in our "net debt to EBITDA" ratio, which is the primary coverage ratio reviewed by management, in order to reflect the availability of the cash and cash equivalents on our balance sheet for use in debt service. Net debt for each company can be calculated as follows (in millions, except ratios):

	Caremark	AdvancePCS
Long-term debt (including current portion)	$696.9	$387.9
Less: cash and cash equivalents	(525.8)	(138.8)

Net debt	$171.1	$249.1

EBITDA	$488.6	$387.0

Net debt to EBITDA	0.4x	0.6x

Additional Information and Where to Find It:

        Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

        Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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Caremark Rx, Inc. Supplemental Presentation of Information Required by Regulation G Investor Presentation Concerning the Planned Acquisition of AdvancePCS September 3, 2003